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                                 EXHIBIT 28




            UNIPROP MANUFACTURED HOUSING COMMUNITIES INCOME FUND
                          1998 PROPERTY APPRAISALS

Cushman & Wakefield recently completed market value appraisals of UMHCIF's four properties as of March 1998. The table below sets forth certain appraisal information for each property, as well as relevant comparisons:

                                            MARCH 98      OCTOBER 96    VARIANCE
PROPERTY                                    APPRAISALS    APPRAISALS      IN %
Aztec Estates, FL                           $21,000,000   $20,500,000     2.4%
Kings Manor, FL                              10,400,000     9,900,000     5.1%
Park of Four Seasons, MN                     14,700,000    13,750,000     6.9%
Old Dutch Farms, MI                           9,700,000     9,050,000     7.2%
                                            -----------   -----------    -----

GRAND TOTAL:                                $55,800,000   $53,200,000     4.9%

Other Comparisons versus March 1998 Appraisal:

Original Cash Purchase Price of Properties:  26,400,000                +111.3%


                   1998 ESTIMATED NET ASSET VALUE OF UNITS

Based on the March 1998 appraisal of the Partnership's properties, the General Partner has calculated the estimated net asset value of each Unit, based on the following assumptions:

-        Sale of the Properties in March 1998 for their appraised value.
-        Costs and selling expenses are 3.0% of the sale price.
-        Amount payable to creditors of the Partnership are negligible.
-        Tax consequences of a sale are not taken into consideration.

Calculations:

March 1998 appraised value of the properties:          $55,800,000
                                                       -----------

Minus:   Costs and selling expenses (3.0%):              1,674,000
         Mortgage Debt:                                 33,500,000
         Sellers' Contingent Purchase Price:             1,970,000 *
                                                       -----------

Net Sale Proceeds:                                      18,656,000
                                                       ===========

Limited Partners' Share of Net Sales Proceeds (80.0%)  $14,924,800

ESTIMATED CURRENT NET ASSET VALUE PER UNIT:                 $497
                                                            ====


* Reflects the $1,500,000 partial payment of Contingent Purchase Price which was paid on May 15, 1997 out of operating cash reserves.